Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
American Stock Exchange – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. 7 - 2008

APRIL 1, 2008
FOR IMMEDIATE RELEASE

AURIZON PROVIDES MINERAL RESERVES AND RESOURCES UPDATE

Aurizon Mines Ltd. (TSX: ARZ; AMEX: AZK) reports mineral reserves and resources estimates as at December 31, 2007 for its Casa Berardi and Joanna projects, both located in north western Quebec, Canada.

▪

Upon achieving commercial production at Casa Berardi, Aurizon initiated the process of converting mineral resources to mineral reserves. The gain in mineral reserves from resource conversion has been offset by 2007 mine production, a reduction in projected mining recoveries and an increase in cut-off grade. Mineral reserves, using the three year trailing average gold price of US$581 per ounce, are estimated at 3.1 million tonnes averaging 9.3 grams of gold per tonne for 918,000 ounces, resulting in a gain of 21% in grade and a depletion of 251,000 ounces.

▪

As a result of the current gold prices being significantly higher than US$581 per ounce used to establish reserves, the 2008 mining plan includes the production of 77,000 tonnes averaging 4.3 grams of gold per tonne or 11,000 ounces, currently classified as mineral resources.  These resources are located within Zones 113 and North West, close to existing development and underground infrastructure.  As previously reported, the 2008 mining plan estimates gold production of 160,000 ounces of gold at an average grade of 8.6 grams of gold per tonne.

▪

Total measured and indicated mineral resource estimates result in a gain of 456,000 ounces in comparison with 2006, including increases of 136,000 ounces at Casa Berardi and 320,000 ounces at Joanna.

▪

Total inferred mineral resource estimates result in a gain of 465,000 ounces in comparison with 2006, including increases of 154,000 ounces at Casa Berardi and 311,000 ounces at Joanna.

▪

A new inferred mineral resource estimate for the newly discovered Zone 123-S, located one kilometre east of the West Mine area at Casa Berardi, resulted in inferred mineral resources of 714,000 tonnes averaging
9.4 grams of gold per tonne for 216,000 ounces.

“Aurizon’s focus at Casa Berardi during 2007 was to achieve commercial production and gradually ramp up mine output”, said David Hall, President and CEO. “Our significant operating cash flow will enable us to develop improved underground drilling access and undertake major drill programs to transfer mineral resources to mineral reserves. The increase in resources at our two projects bodes well for Aurizon’s future growth.” he added.

Aurizon Mines Ltd.
News Release – April 1, 2008
Aurizon Provides Mineral Reserves and Resources Update

Mineral reserve and resource estimates have been completed in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101.

Corporate Mineral Reserves and Resources As at December 31,
	2007			2006
	Tonnes	Grade Grams/tonne	Gold ounces	Tonnes	Grade Grams/tonne	Gold ounces

Mineral Reserves – Casa Berardi	3,087,000	9.3	918,000	4,713,000	7.7	1,169,000
Measured and Indicated Resources
Casa Berardi	3,613,000	5.7	662,000	3,097,000	5.3	526,000
Indicated Resources
Joanna	11,298,000	1.7	630,000	5,398,000	1.8	309,000
Total Measured and Indicated Mineral Resources	14,911,000		1,292,000	8,495,000		835,000
Inferred Resources
Casa Berardi	5,484,000	6.9	1,214,000	5,027,000	6.6	1,060,000
Joanna	28,565,000	1.6	1,413,000	21,838,000	1.6	1,102,000
Total Inferred Mineral Resources	34,049,000		2,627,000	26,865,000		2,162,000

Notes:

1.

Measured and indicated mineral resources are exclusive of mineral reserves.

2.

Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Casa Berardi mine

The Casa Berardi mine is a vein type deposit located close to the contact between a sedimentary basin sequence and the volcanic basement.  The deposit extends for a 5 kilometre strike length along the Casa Berardi Fault system. The mine produced 159,500 recovered ounces of gold in 2007, reaching the commercial production stage on May 1, 2007.

Scott Wilson Roscoe Postle (“Scott Wilson RPA”) and Breton Banville and Associates (“BBA”) were commissioned by Aurizon to update the mineral reserve estimates for the different zones of the property. Scott Wilson RPA reviewed the mineral reserve estimate on Zones 109 and 115, and updated the mineral resources of existing West Mine zones.  BBA prepared a mineral reserve estimate on the East Mine crown pillar.  Golder Associates Ltd. prepared an updated mining plan for the Lower Inter zone, based upon an updated mineral resource estimate prepared by Scott Wilson RPA.

Aurizon Mines Ltd.
News Release – April 1, 2008
Aurizon Provides Mineral Reserves and Resources Update

Casa Berardi Mine Proven and Probable Mineral Reserves As at December 31,
2007				2006
Tonnes		Grade Grams/tonne	Gold Ounces	Tonnes	Grade Grams/tonne	Gold Ounces
Proven Mineral Reserves 113 Zone	780,000	8.7	218,000	622,000	10.7	213,000
North-West	116,000	6.1	23,000	-	-	-
East Mine Pillar	84,000	3.9	11,000	-	-	-
Total Proven Reserves	981,000	8.0	252,000	622,000	10.7	213,000
Probable Mineral Reserves
113 Zone	843,000	12.1	329,000	2,160,000	8.9	616,000
Lower Inter Zone	857,000	9.5	262,000	1,190,000	6.1	233,000
115 Zone	37,000	12.0	14,000	-	-	-
109 Zone	43,000	6.8	10,000	-	-	-
South West Zone	5,000	5.8	1,000	420,000	4.1	55,000
North West Zone	-	-	-	179,000	5.5	32,000
111 Zone	28,000	5.6	5,000	53,000	5.0	9,000
Low-Grade Development	89,000	3.9	11,000	89,000	3.9	11,000
East Mine Pillar	206,000	5.2	34,000	-	-	-
Total Probable Reserves	2,106,000	9.8	666,000	4,091,000	7.3	956,000
Total Mineral Reserves	3,087,000	9.3	918,000	4,713,000	7.7	1,169,000

Notes:

1.

CIM definitions were followed for mineral reserves.

2.

Previous mineral reserve estimates were based on a mining recovery of 97% as proposed by the Updated Feasibility Study prepared by Scott Wilson RPA dated October 26, 2005. The experience gained in the first year of production indicates that a mining recovery of 90% on primary stoping and 95% on secondary stoping would be more appropriate.

3.

Mineral reserves are estimated using a long-term average gold price of US$581 per ounce, and a US$/CDN$ exchange rate of  1 : 1.14, resulting in a revised minimum cut off grade of 5.1 grams of gold per tonne. The minimum cut off grade was previously 4.0 grams per tonne.

4.

Totals may not represent the sum of the parts due to rounding.

Aurizon Mines Ltd.
News Release – April 1,  2008
Aurizon Provides Mineral Reserves and Resources Update

The following assumptions were used in the estimates of mineral reserves:

•

For the underground operation, the selected mining method is sequential transversal long hole when the vein is larger than 10 metres and sequential transversal or longitudinal long hole retreat when the vein is less than 10 metres.  The stoping sequence includes cemented rockfill of the primary stoping sequence, cemented and unconsolidated rockfill for the longitudinal retreat and unconsolidated rockfill for secondary stoping sequence.

•

Stope dilution has been calculated from numerical modeling on the basis of the stability of the stope openings, ore deposit geometry and mining method.  The amount of dilution was reduced for stopes of smaller dimensions on the fringes of the zone, and increased for stopes with unfavourable geometry.  In addition, each stope was assigned a backfill dilution percentage based on number of walls of fill and type of mucking floor. As a result, dilution averages 18-20%

•

Minimum underground mining widths of two to three metres were used.

•

The East mine crown pillar open pit is designed to a depth of 80 meters with an overall pit slope of 35 degrees.

Reconciliation of Casa Berardi mineral reserves

The following table outlines the primary factors impacting mineral reserves during 2007 following the actual experience gained during the first year of production at Casa Berardi.

	Tonnes	Gold ounces
Mineral Reserves – December 31, 2006	4,713,000	1,169,000
Resources conversion [1]	370,000	99,000
Mining depletion [2]	(608,000)	(191,000)
Engineering [3]	(718,000)	(58,000)
Mining cost [4]	(670,000)	(100,000)
Mineral Reserves – December 31, 2007	3,087,000	918,000

Notes to the reconciliation of mineral reserves:

(1) Resources conversion resulted in the addition of 99,000 ounces to mineral reserves representing a 52% renewal of the in situ 2007 production including milling and mining recoveries.

(2) Mining depletion represents 2006 mineral reserves mined and processed in 2007 before mining and milling recoveries and therefore does not correspond to actual 2007 gold production of 159,469 ounces.

(3) Engineering includes changes in mining dilution and recovery assumptions and other mine design considerations.

(4) Mining cost represents an adjustment to the cut off grade by applying the three year moving average gold price of US$581 per ounce to increased mining costs. As the current gold price is significantly higher, it is anticipated that most of these ounces will be mined and recovered.

Aurizon Mines Ltd.
News Release – April 1, 2008
Aurizon Provides Mineral Reserves and Resources Update

Casa Berardi Mine Mineral Resources As at December 31,
	2007			2006
	Tonnes	Grade Grams/tonne	Gold Ounces	Tonnes	Grade Grams/tonne	Gold Ounces
Measured Mineral Resources
Zone 113	-	-	-	38,000	7.3	9,000
East Mine Crown Pillar	-	-	-	291,000	4.3	41,000
East Mine Underground	299,000	6.8	67,000	-	-	-
Total Measured Resources	299,000	6.8	67,000	329,000	4.7	50,000

Indicated Mineral Resources
Zone 113	681,000	3.9	85,000	500,000	3.7	60,000
Zone Lower Inter	103,000	19.9	66,000	298,000	5.4	52,000
Zone 111	52,000	5.2	9,000	40,000	5.4	7,000
Zone South West	579,000	4.6	85,000	323,000	4.6	47,000
Zone North West	24,000	4.2	3,000	-	-	-
Zone Inter	124,000	4.4	18,000	124,000	4.4	18,000
Zone 109	19,000	11.2	7,000	68,000	8.6	19,000
Zone 115	24,000	15.3	12,000	39,000	15.1	19,000
Zone Principal	903,000	6.5	189,000	655,000	6.2	131,000
East Mine Crown Pillar	667,000	4.0	86,000	617,000	4.6	91,000
East Mine Underground	138,000	8.2	36,000	104,000	9.6	32,000
Total Indicated Resources	3,314,000	5.6	596,000	2,768,000	5.3	476,000

Total Measured & Indicated Resources	3,613,000	5.7	662,000	3,097,000	5.3	526,000

Inferred Mineral Resources
Zone Lower Inter	158,000	6.4	32,000	115,000	6.6	25,000
Zone 123 – S	714,000	9.4	216,000	-	-	-
Zone 118 - 120	854,000	6.6	183,000	1,141,000	6.9	254,000
Zone Principal	2,963,000	6.5	615,000	2,963,000	6.5	615,000
East Mine Crown Pillar	170,000	5.7	31,000	170,000	5.7	31,000
East Mine Underground	624,000	6.8	137,000	638,000	6.6	135,000
Total Inferred Resources	5,484,000	6.9	1,214,000	5,027,000	6.6	1,060,000

Notes:

1. CIM definitions were used for mineral resources.

2. Mineral resources are estimated using a long-term average gold price of US$750 per ounce, a
US$/CDN$ exchange rate of 1:1.10, and a cut off grade of 4.1 grams of gold per tonne.

3. Minimum underground mining widths of two to three metres were used.

4. Totals may not represent the sum of the parts due to rounding.

5. Mineral resources are exclusive of mineral reserves. Mineral resources do not have demonstrated economic viability.

Aurizon Mines Ltd.
News Release – April 1, 2008
Aurizon Provides Mineral Reserves and Resources Update

Joanna

The property is located along the Cadillac Break, 20 km East of Rouyn-Noranda just off highway 117.  The property was mined previously from underground to a maximum depth of 200m (46,000 tonnes at 6.6 grams of gold per tonne).

At Joanna, previous surface and underground exploration focused mainly on a poorly developed stacking of high grade veins within sediments. The veins were included within a 15 to 60 metres wide lower grade halo of 0.8 to 2.0 gram of gold per tonne. Compilation of existing data indicates that the corridor could be extended along a 1,800 metre trend and can currently be followed down to a depth of 400 metres.  Mineralization follows multiple distinct zones, along a dip of 50º to the north with a western plunge.

Geostat Systems International Inc. (“Geostat”) was commissioned by Aurizon to prepare a mineral resources estimate as at September, 2007, in accordance with the Standards of Disclosure for Mineral Projects as defined by N1 43-101. Details are contained in a technical report prepared by Geostat entitled “Resource Modeling Estimation Update – Joanna Gold Deposit” dated October 26, 2007, a copy of which has been filed under the Company’s profile at www.sedar.com.  No updated resource estimate was prepared as of December 31, 2007.

Joanna Mineral Resources (1)
	2007			2006
	Tonnes	Grade Grams/tonne	Gold Ounces	Tonnes	Grade Grams/tonne	Gold Ounces
Indicated Mineral Resources
East block	8,200,000	1.6	420,000	5,398,000	1.8	309,000
West block	1,670,000	1.9	103,000	-	-	-
Heva Block *	1,428,000	2.3	107,000	-	-	-
Total Indicated Resources	11,298,000	1.7	630,000	5,398,000	1.8	309,000
Inferred Mineral Resources
East block	24,300,000	1.5	1,150,000	21,838,000	1.6	1,102,000
West block	2,689,000	1.9	161,000	-	-	-
Heva block *	1,576,000	2.0	102,000	-	-	-
Total Inferred Resources	28,565,000	1.6	1,413,000	21,838,000	1.6	1,102,000

* Including Stellar Pacific Venture Inc.’s 25% interest

(1)

Mineral Resources which are not mineral reserves do not have demonstrated economic viability.

For the East block, a minimum cut-off grade of 0.5 grams of gold per tonne was used.  For the West block, a minimum cut-off grade of 0.5 grams of gold per tonne was used for intercepts between the surface and a depth of 150 metres, and a minimum cut-off grade of 1.5 grams of gold per tonne was used for intercepts between a depth of 150 metres and 300 metres.

Outlook

At Casa Berardi, the three year program initiated last year to transfer the existing mineral resources to mineral reserves will intensify.

▪

A re-assessment of the Principal Zones, located one kilometre east of the West Mine is in progress, evaluating the potential for underground and open pit mining. As the 280 metre level is rehabilitated, drilling will be initiated early in the second quarter, starting along the Principal Zones, to be followed by drilling to test the area between Principal Zones and the East Mine.

Aurizon Mines Ltd.
News Release – April 1, 2008
Aurizon Provides Mineral Reserves and Resources Update

▪

As the re-assessment of the East Mine below the 100 metre level is complete, drilling and an economic study will be initiated with the objective of transferring the existing mineral resources to mineral reserves.

▪

An exploration drift will be developed at the 810 metres level, east of Zone 113 and to the south of the Casa Berardi fault, to provide drill access to test the depth extension of Zone 113 and to test the continuity and extension of Zones 122 and 123-South

At Joanna, four rigs are currently active along the lateral and dip extension of the mineral resources contour with the objective of increasing the existing mineral resources.  An updated technical report on Joanna is in progress with emphasis on the upper part of the East block of mineral resources, above the 200 metre level.

Quality control

Mineral resource estimates, implementation and the quality control program are supervised by Jeannot Boutin P.Eng., Superintendent, Mine Geology for Casa Berardi and Ghislain Fournier P.Eng, Manager, Corporate Development for Joanna, both “qualified persons” as defined by the National Instrument 43-101.

Information of a technical and scientific nature in this press release has been prepared under the supervision of
Michel Gilbert, P.Eng., Vice President, a “qualified person” under National Instrument 43-101

Additional information

A sketch is attached showing the mineral reserve and/or resource outlines at the Casa Berardi Gold Mine and Joanna Gold Project. All other information previously released on Casa Berardi and Joanna is also available on the Aurizon website at www.aurizon.com.

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

For further information, contact

David Hall, President Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Michel Gilbert, Vice President Telephone: 819-874-4511 Fax: 819-874-3391

Web Site: www.aurizon.com;
Email: info@aurizon.com

or

Renmark Financial Communications Inc.
2080 Rene-Levesque Blvd. West
Montreal, QC
H3H 1R6
Barry Mire: bmire@renmarkfinancial.com
Jen Power: jpower@renmarkfinancial.com
Media - Vanessa Napoli: vnapoli@renmarkfinancial.com
Tel: (514) 939-3989  Fax: (514) 939-3717

Aurizon Mines Ltd.
News Release – April 1, 2008
Aurizon Provides  Mineral Reserves and Resources Update

FORWARD-LOOKING STATEMENTS

This News Release contains "forward-looking statements". These forward-looking statements include, but are not limited to, statements regarding the 2008 Casa Berardi mine plan and estimates of gold production, grade and long-term average gold prices, mineral reserve and mineral resources estimates, planned work programs and expected outcomes.  Forward-looking statements express, as at the date of this News Release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements. Forward-looking statements are based on a number of assumptions, including those listed in the news release, that plant and equipment will operate as expected, and that mining operations will not be delayed or suspended and such statements involve risks and uncertainties. Actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to inherent uncertainties associated with exploration, conclusions of economic evaluations; changes in mining plan necessitated by actual conditions encountered during operations; changes in future prices of gold; variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; environmental risks and hazards, and other risks more fully described in the Feasibility Study for the Casa Berardi Project, dated October 26, 2005, Aurizon's Annual Information Form filed with the Securities Commissions of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (SEC). These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.

CAUTIONARY NOTE TO US READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “measured” or “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “measured mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This News Release may use the terms “measured” or “indicated” resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This News Release may also use the term "inferred” resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable

CASA BERARDI GOLD MINE
Composite Longitudinal Section
NW
SW
LI
104
109
111
113
115
117S
118A
118B
123S
Principal
East Mine
-400m
-800m
-1200m
4600m
4200m
3800m
0 200m
Reserves: 918 000 oz
Indicated Resources: 662 000 oz
Inferred Resources: 1 214 000 oz
5 km
JOANNA PROJECT
Composite Longitudinal Section
4700m
4400m
0 200m
Indicated Resources: 210 000 oz
Inferred Resources: 263 000 oz
Indicated Resources: 420 000 oz
Inferred Resources: 1 150 000 oz
Proven & Probable Reserves
Measured & Indicated Resources
(Note: At Joanna refers to Indicated only)
Inferred Resources
Past Production
Existing Infrastructure
Proposed Development
AURIZON MINES LTD.
CASA BERARDI & JOANNA PROJECT
QUEBEC
Mineral Reserves & Resources
April 1, 2008

Reference: News Release Issue: No. 7 - 2008